Food Company, Inc.
One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@na.dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
September 8, 2006
Via EDGAR
Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	Dole Food Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006 File No. 1-04455
Dear Ms. Blye:
This letter responds to your comment letter dated August 28, 2006. We respond to your comments in numerical order, your comments being placed in italics.
“1. We note the disclosure on page 7 of your Form 10-K that you “source food products in ...Syria.” Syria is identified as a state sponsor of terrorism by the State Department. Please describe to us in reasonable detail your past, current, and anticipated operations in or other contacts with Syria, whether through direct or indirect arrangements. Also, describe the extent to which your dealings have been with the government of Syria, or entities owned or controlled by that government.”
When we use the phrase “We also source food products in” followed by a list of 18 countries, including Syria, we do not mean that we grow or purchase food products from entities in all of those countries. Rather, we use the word “source” only to mean that each of those 18 countries is a country of origin of products that we sell. In fact, we did not and do not grow products in Syria or purchase products from any Syrian entity, we did not and do not sell any of our products in Syria or to any Syrian entity; indeed we did not and do not do any business whatsoever with the Syrian government or any Syrian entity.
The following facts are the basis for the statement in our Form 10-K for the fiscal year ended December 31, 2005 that “[W]e also source food products in ...Syria...” Dole Food España, S.A. (“Dole Spain,” a Spanish corporation indirectly wholly-owned by Dole Food Company, Inc.) purchases a number of varieties of fruits and vegetables from various European and other suppliers and wholesalers and then sells them to customers in Spain. With respect to products having Syria as their country of origin, in 2005 Dole Spain received only 10,088 Euros (approximately $12,900 at current exchange rates) worth of grapefruit grown in Syria from a third-party Dutch wholesaler located in the Netherlands, along with other products grown in countries other than Syria. In 2006 to date, Dole Spain has purchased only 1,050 Euros (approximately $1,300 at current exchange rates) worth of grapefruit grown in Syria from this Dutch wholesaler. Dole

Cecilia D. Blye
September 8, 2006
Page Two
Spain neither specified nor requested Syrian grapefruit from such wholesaler or from any other entity. There were no other purchases by Dole Spain or by any other Dole entity worldwide of product with Syria as its country of origin and Dole made no sales of such grapefruit in any country other than Spain. Dole made no sales whatsoever in Syria or to any Syrian entity in 2005 (nor in 2006 to date), nor are we aware of any entity to which we made sales anywhere in the world that has resold our products in Syria or to any Syrian entity. Furthermore, Dole and its subsidiaries have no plans to enter into any business in the future with Syria or any Syrian entity.
2. “Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Syria.
Your qualitative materiality analysis also should address whether the Syrian government, or Syrian government-controlled entities, receive cash or other financing in connection with your operations in Syria.”
We are aware that the United States government has designated Syria as a state sponsor of terrorism, and we have read credible published reports that the Syrian government is a supplier and/or conduit for men, war materials and funds to groups in Iraq engaged in combat against United States and coalition armed forces as well as acts of terrorism. We take this matter very seriously and agree that any assessment of the materiality of the above-described purchase has both quantitative and qualitative aspects. Dole, of course, strongly opposes the hostile actions of the Syrian government.
As noted above, we do not do any business whatsoever with the government of Syria or with any Syrian entities, be they public, semi-public or private. Moreover, although Dole Spain received from a Dutch wholesaler located in the Netherlands a very small quantity of grapefruit grown in Syria, it is important to note that Dole Spain neither specified nor requested Syrian grapefruit from such wholesaler or from any other entity. The European Union, like the United States, has laws and regulations that require the collection of information on the country of origin of all food products. It is only from such information that we became aware that Dole Spain had received from a Dutch wholesaler a very small quantity of grapefruit grown in Syria.
We do not believe that Dole Spain’s receipt from a Dutch wholesaler and sale in Spain of a very small quantity of grapefruit grown in Syria is material to Dole, nor do we believe it presents a material risk for our

Cecilia D. Blye
September 8, 2006
Page Three
security holders, nor that it will adversely affect our reputation or the prices at which our debt securities (we have only one stockholder) are bought and sold, since we believe our customers and suppliers, as well as the investing public, will understand that the facts are clear that we do not do business with Syria, we do not have ties with Syria, we do not have operations in Syria and we have no business contacts with Syria.
I.	REQUESTED ACKNOWLEDGEMENTS
As requested in your comment letter, this will confirm that:
•	Dole Food Company, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Dole Food Company, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comment letter. We would be pleased to respond to any additional comments and questions.
Sincerely,
/s/ C. Michael Carter
C. Michael Carter

cc:	Roger Schwall Assistant Director Division of Corporation Finance

Pradip Bhaumik Attorney-Advisor Division of Corporation Finance